Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following communication was presented to employees of Baker Hughes Incorporated beginning on February 7, 2017:

This slide deck will be used by Integration Planning Leadership to communicate in townhalls and small groups around world.

[LOCAL HOST]

•	Today, we are pleased to have [INTEGRATION LEADER] with us today. This is an important time for both companies, and we want to be sure we give you the chance to talk to some people who are right in the middle of it

•	Let’s start with a Safety Moment

For integration planning purposes only. GE Oil & Gas and Baker Hughes Integration Planning Update for employees 1

[LOCAL HOST]

•	Fire drills not planned, escape locations, etc.

•	Introduce speakers

For integration planning purposes only. Safety Moment 2 For integration planning purposes only.

[INTEGRATION LEADER/S]

•	Thank you for hosting us. We are really pleased to have a chance to talk to the [INSERT GROUP NAME] today.

•	Time has been flying by since the deal was announced, but we are going to start at the beginning with a quick look at the deal basics and the benefits – why we’re excited about it

•	Then we’ll talk about the “people piece,” – and how we’re going about defining who we are and what we stand for

•	And finally, there will be a chance to ask questions. We won’t be able to answer all of them – because this is a work in progress -- but we will share what we know so far

For integration planning purposes only. Agenda 3 • Transaction basics and benefits • Integration planning progress • Cultural considerations • Q&A

•	GE will transfer its Oil & Gas business, and Baker Hughes will transfer its business to the new operating partnership, called Baker Hughes, a GE Company.

•	GE will also pay $7.4 billion to fund the $17.50 per share dividend to Baker Hughes shareholders.

•	GE will own 62.5% of the combination, and Baker Hughes shareholders will own 37.5% of what will be a new publicly traded company, which will trade on NYSE.

•	9-member Board of Directors, chaired by Jeff Immelt; Martin Craighead serves as vice chairman.

•	New company will be led by Lorenzo Simonelli, current President & CEO of GE Oil & Gas.

For integration planning purposes only. Jeff Immelt Chairman of the New Board Lorenzo Simonelli Transaction Overview … BOARD OF DIRECTORS Martin Craighead Vice Chairman of the New Board GOVERNANCE President & CEO 4 A GE Company (Operating Partnership)

•	We want to make sure that everyone understands why this is such a great deal for our investors, customers, and employees

•	This deal is about bringing together complementary assets and capabilities that neither company could organically develop on its own

•	We will be the clear number two out of the gate: positioned to deliver value from day one

•	We will grow to 70,000 employees in 120 countries – a company with strength and scale that can compete with the best of them

•	Together the two companies can shift from just products and services, to productivity solutions for our customers.

•	We will offer customers a “fullstream” portfolio – from molecules to megawatts

For integration planning purposes only. ~ By the Numbers… 5 SCALE ~

•	This is a compelling, transformational combination

•	The best partner to Oil & Gas customers … offering solutions based on complementary equipment & services technology across the full spectrum of the oil and gas value chain

•	More innovative solutions to market faster and more cost effectively … Baker Hughes’ leading products and services with GE Oil & Gas highly differentiated manufacturing capabilities

•	Best-in class physical + digital technology … combine Baker Hughes domain expertise, technology and culture of innovation with GE Store and GE industry-leading digital platform (Predix)

•	Digitization will drive efficiency throughout the value stream in completely new ways

•	Value creation for customers and shareholders … positioned to weather short-term volatility and participate in industry upcycle

•	Common DNA … Innovation and Technology are part of our combined DNA

•	With synergies expected to reach $1.6B

For integration planning purposes only. Creating the Industry Productivity Leader 6

•	Let’s start with a quick look at GE Oil & Gas

•	$13 billion industry leader with about 37,000 employees

•	While they currently serve customers in the upstream, midstream, and downstream sectors, the capabilities of our two companies are highly complementary

•	Just like Baker Hughes, GE Oil & Gas is continually focused on delivering the highest standards of operational and commercial excellence.

For integration planning purposes only. About GE Oil & Gas 7 ~37,000 EMPLOYEES ~$12.9B REVENUES ’16 - Subsea - Offshore - Onshore - Pipeline & Storage - LNG - Refinery - Petrochemical Improving the health & productivity of operations from extraction to end of use. Downstream Upstream Midstream 7 For integration planning purposes only.

•	Let me drill down into digital and why this is really one of the unique elements of the value creation potential of his combination.

•	GE has been investing in digital capabilities and its Predix application.

•	This is sort of like Windows for industrial operations. It is a way of monitoring performance and mining data that can be analyzed and fed back into operations for improved performance.

•	It is used for asset performance, reliability and performance management as well as process optimization for all aspects of our business.

•	We build intelligent tools that produce data on performance and efficiency. With Predix we will be able to use that data in an entirely new way.

For integration planning purposes only. Physical Meets Digital • Predix is General Electric’s software platform for the collection of data from industrial machines • GE expects Predix to do for factories and plants what Apple’s iOS did for cell phones • Software was introduced to the market and made available to all companies in 2015 • Oil and gas applications - Machine and equipment health - Reliability management - Maintenance and optimization • We build intelligent tools that produce data on performance and efficiency - Predix will give us the ability to use data in new ways With Predix, we will be able to use data in entirely new ways FTeX™ advanced wireline formation pressure testing service 8

•	Next, let me tell you about the GE Store

•	This is GE’s centralized, integrated technology development and innovation hub

•	It is almost like a corporate function that ensures that technology is shared among and pushed into business units so that it can be applied to different business applications

•	Think of it as collaboration and cross pollination or cross-fertilization across business units

•	So, if there is a technology breakthrough in materials, battery systems or sensors in healthcare, power or transportation that can be applied to well construction, production optimization or Artificial Lift, drilling or production optimization, we will have access to it and will be able to integrate it into our products

•	GE spends billions a year on R&D and innovation across its business, and we will be a beneficiary of that investment through the GE Store

For integration planning purposes only. What is the GE Store? • GE Store is a centralized resource where GE employees mix and match technology, tools, and ideas to create solutions for customers • GE engineers and scientists work together across businesses - Example of transfer from Aviation to Oil & Gas: alternators from aircraft engines used to improve motors in oilfield • GE Store principles: - Contribute - Crowdsource - Collaborate 9

[FOR USE WITH GE AUDIENCES]

•	Baker Hughes is a company of approximately 33,000 people who live and work in more than 80 countries

•	Our headquarters is in Houston, Texas

•	It has been in business for more than a century

•	Baker Hughes invested $384 million on research and technology in 2016

•	Its strategy is focused on customer needs: delivering more efficient wells, optimizing production, and improving recovery

For integration planning purposes only. RECOVERY IMPROVED WELLS EFFICIENT PRODUCTION OPTIMIZED 33,000 EMPLOYEES 80+ COUNTRIES IN WHICH WE OPERATE R.C. Baker Howard Robard Hughes, Sr. 10

•	Today, Baker Hughes serves every sector of the oil and gas industry through product lines that stretch from geological evaluation to processing

For integration planning purposes only. Baker Hughes Product Lines DRILLING SERVICES DRILLING AND COMPLETION FLUIDS COMPLETIONS PRESSURE PUMPING ARTIFICIAL LIFT SYSTEMS CHEMICALS DRILL BITS WIRELINE SERVICES WELL INTERVENTIONS PROCESS AND PIPELINE SERVICES 11

•	Now you have the deal basics

•	Now we’ll talk about the integration planning process by looking at an overview of the major milestones in the integration planning process…

For integration planning purposes only. Timeline* *The order, timing, and completion of events described may change. 12

•	PMO, PWC, co-location, tools, Smartsheet, overall, internal discussion – group up and running. One plan.

For integration planning purposes only. Integration Planning Status 13 Define vision & team Early mutual discovery Discovery & planning Integration execution November - December Define operating model & high level organization structure December - January Close: mid - 2017 February - Close Develop initial integration milestones & host kickoff meeting Complete initial data exchange & understand “as is” processes Design NewCo Day 2 processes (adopt, adapt, or retain) Monitor integration for additional value creation opportunities or adjust plans where needed x Implement Day 2 NewCo processes per pre close integration plans Build integration team and governance structure Execute plans for Day 1 readiness to ensure smooth transition x D efine synergy planning process / baselines Execute , measure and track synergy execution Understand deal rationale & define synergy expectations Complete detailed task level Day 1 plans Finalize synergy targets & plan for synergy execution post close x x Launch joint GE/BHI internal website x x x x

•	Expected synergies are grouped into two categories: cost (in blue) and revenue (in orange)

•	These include $1.2 billion in cost synergies, as well as $400 million in revenue synergies that we expect to achieve by providing a more comprehensive customer proposition spanning upstream, midstream, and downstream segments, through more customer touch points

•	Importantly, we believe the growth estimates are conservative and they assume only a modest recovery in broader industry conditions

For integration planning purposes only. $1.6B in Expected Synergies by 2020 Sourcing/ procurement gains Manufacturing & service footprint rationalization Process optimization SG&A consolidation Revenue synergies $400M $200M $200M $400M $400M 2018F ~$0.6B 2019F ~$1.0B 2020F ~$1.2B Cost synergy timing ~$1.6B 14

•	That’s the story behind why the deal makes so much sense for our customers and shareholders

•	Now let’s talk about why it makes so much sense in terms of people and culture

•	If we look at the human side of the story, Baker Hughes and GE are very similar

•	Both have stellar reputations, strong histories of innovation and technology leadership

•	Similar commitment to safety, the environment and doing the right thing

•	Two tremendously talented teams of people who share a passion for delivering for customers, as well as for shareholders

•	Companies that strongly emphasize giving back to the communities in which their people live and work

•	We are two great working people’s companies that are changing the world for the better

•	We recognize there is always anxiety and uncertainty when you put two companies together.

•	But employees from both sides will benefit from being part of a larger, more diversified organization

•	Remember this is a truly complementary combination with little overlap in terms of businesses and capabilities

For integration planning purposes only. Common Culture of Innovation, Values, Purpose R.C. Baker Thomas Edison Howard Hughes, Sr. 15 For integration planning purposes only.

•	We are very closely aligned

•	Look at the results of this culture snapshot; it’s from the first joint integration meeting

•	Still, when you start to dig a little deeper, there is more to the story here

•	There are differences

•	And we don’t want to take anything for granted

For integration planning purposes only. Culture snapshot Integration Planning Team Culture Assessment Crotonville, December 5, 2016 x Integration team closely aligned on culture x Great starting point to define a winning culture for employees globally 16

•	So it follows that we are putting resources behind understanding the culture and ways of working at each company

•	We have already launched a regional roadshow – hitting both Baker Hughes and GE Oil & Gas facilities across the globe – because it’s important to make sure that we all feel a part of this one-time effort – and we all share in the excitement of what we are creating

•	We launched a website so that employees can learn more about the capabilities of each company (it is updated every Friday with new information)

•	We are making an intense effort around our brand strategy – this is a once-in-a-lifetime opportunity to define who we are and what we stand for

•	The Edge Group – a group of 12 employees on each side who are not involved in the integration planning -- is set up to give us candid feedback on our assumptions and plans for Day 1.

•	Culture surveys – we are looking at lots of ways to include employee feedback

•	So a broad, strong effort to understand each other, and move toward creating a new culture – we have the freedom (from Mothership GE) to create something really quite special

For integration planning purposes only. Employee Engagement x Regional roadshow kicked off x Joint integration website launched in Dec. x Work underway to define brand strategy x “Edge Group” engaged as sounding board x Baseline culture survey to sampling of both employee populations under development Roadshow draft timeline Jan Apr Feb Mar May NAM SSA MEA APAC LATAM EUR Broad country coverage 17 17

•	So to finish up, the industry needs us

•	Our customers have been doing things the same way for decades

•	We can be the ones who change that – for the better

•	Together

For integration planning purposes only. 18 Creating the Industry Productivity Leader Fullstream portfolio Productivity drivers Better outcomes Commercial Innovation Digital Transformation Technology Leadership Operations Optimization  Cost per barrel  ROI Faster cycle times Drilling & Evaluation Completion & Production LNG & Pipeline Solutions Refinery & Petrochemical Solutions Digital Solutions + Key player in different segments Unique differentiators Execution = Results =

Now over to you…

Q&A 19 For integration planning purposes only.

Legal

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation ("Newco") will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the "Combined Proxy Statement/Prospectus"). Baker Hughes and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes' website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE's proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2016, which was filed with the SEC on November 9, 2016 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes' proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

BAKER HUGHES

For integration planning purposes only. 20

Caution Concerning Forward-Looking Statements

This communication contains "forward-looking" statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers' business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE's earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue," "target" or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE's and Baker Hughes' reports filed with the SEC, including GE's and Baker Hughes' annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

BAKER HUGHES

For integration planning purposes only. 21